UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM
Los Militares 4290 Piso 6,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2485
Fax: (56 2) 2425 2493
www.sqm.com

Santiago, Chile. August 25, 2015.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the six months ended June 30, 2015 of US$154.9 million (US$0.59 per ADR), an increase from US$152.1 million (US$0.58 per ADR) for the six months ended June 30, 2014. Gross Margin reached US$295.2 million (33.9% of revenues) for the six months ended June 30, 2015, slightly lower than US$300.2 million (28.4% of revenues) recorded for the six months ended June 30, 2014. Revenues totaled US$871.8 million for the six months ended June 30, 2015, representing a decrease of 17.5% compared to US$1,056.4 million reported for the six months ended June 30, 2014.

The Company also announced earnings for the second quarter of 2015, reporting net income of US$83.2 million (US$0.32 per ADR) compared to US$71.1 million (US$0.27 per ADR) for the second quarter of 2014. Gross Margin for the second quarter of 2015 reached US$164.6 million, higher than the US$145.3 million recorded for the second quarter of 2014. Revenues totaled US$484.2 million, a decrease of approximately 7.3% compared to the second quarter of 2014, when revenues amounted to US$522.3 million.

SQM’s Chief Executive Officer, Patricio de Solminihac, stated, “The second quarter was highlighted by a strong EBITDA(3) of US$215 million, and an EBITDA margin of 44.3%. These high margins demonstrate the tremendous success we have accomplished through operational efficiencies and costs-savings efforts. These margins were achieved amidst lower pricing environments in several important markets, further highlighting our efforts. We have also benefited from the depreciation of the peso and lower energy costs.”

“In the SPN business line, sales volumes returned to normal levels during the second quarter 2015. We expect similar sales volumes in this business line during 2015 when compared to 2014. In the potassium chloride business line, while volumes were significantly higher in the second quarter of 2015 when compared to the first quarter of this year, we expect total sales volumes for 2015 to be lower than sales volumes seen last year. Overall market demand for potassium chloride in 2015 is expected to be lower than demand seen in 2014; this lower demand could increase competition in the market and present pricing pressure in coming quarters.”

“Average Iodine prices for the first half of this year were below US$30/kg. However, as the lowest cost producer of iodine we are very competitive at these lower prices, and we have been successful at further reducing our costs. We saw higher sales volumes in this business line in the six months ended June 30, 2015 when compared to the six months ended June 30, 2014, and anticipate higher sales volumes in 2015 when compared to last year; this is in line with our broader strategy. Higher prices were reported in the lithium market during the second quarter, and this trend will likely continue in future quarters.”

“The arbitration process with CORFO continues. We will use our best efforts to defend the interest of the Company throughout this process and will inform the market of any relevant developments.”

Mr. de Solminihac closed by saying, “At the beginning of August, some parts of the north of Chile were affected by very unusual storms, including the regions where our assets are located. No workers were injured, and while our production plants were not affected, we temporarily suspended operations during the rain for safety reasons. Our train system between Coya Sur and the port of Tocopilla is not operating, as we found some damage to parts of the railway line; we are using other means to move product to the port while we assess the situation. At this point, we do not believe that this issue will have a material impact on our sales volumes. The Company is providing support to its workers and their families who have been affected by the storms, and has been helping local authorities with clean-up and reconstruction efforts, especially in the city of Tocopilla.”

Segment Analysis

Specialty Plant Nutrition (SPN)

Revenues from our Specialty Plant Nutrition business line for the six months ended June 30, 2015 totaled US$335.3 million, a decrease of about 11.6% compared to the US$379.5 million reported for the six months ended June 30, 2014.

Second quarter 2015 revenues reached US$192.2 million, 2.7% higher than US$187.1 million reported in the second quarter of 2014.

Specialty Plant Nutrition Sales Volumes and Revenues (six months ended June 30):

		2015	2014	2015/2014
Sodium Nitrate	Th. MT	12.3	12.3	0.0	0%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	266.5	303.8	-37.4	-12%
Specialty Blends	Th. MT	80.3	82.8	-2.5	-3%
Other specialty plant nutrients (*)	Th. MT	56.4	51.9	4.5	9%
Specialty Plant Nutrition Revenues	MUS$	335.3	379.5	-44.2	-12%

*Includes trading of other specialty fertilizers.

The potassium nitrate market continues to grow, especially in the water soluble segment, and we believe global demand will increase approximately 5% this year.

Although our sales volumes for the six months ended June 30, 2015 are lower than the sales volumes reported for the same period in 2014, we expect sales volumes for the full year to be similar to last year.

Prices in this business line for the six month period ended June 30, 2015 dropped slightly compared to the same period in 2014, and this tendency could continue, following the trend of potassium chloride.

SPN gross profit(4) accounted for approximately 33% of SQM’s consolidated gross margin for the six months ended June 30, 2015.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the six months ended June 30, 2015 totaled US$139.2 million, a decrease of 24.1% compared to US$183.3 million reported for the six months ended June 30, 2014.

Iodine and derivatives revenues for the second quarter of 2015 amounted to US$65.6 million, a decrease of 28.8% compared to US$92.1 million recorded during the second quarter of 2014.

Iodine and Derivative Sales Volumes and Revenues (six months ended June 30):

		2015	2014	2015/2014
Iodine and Derivatives	Th. MT	4.8	4.5	0.3	6%
Iodine and Derivatives Revenues	MUS$	139.2	183.3	-44.1	-24%

We are expecting market growth in 2015 to reach approximately 3% compared to 2014. Demand was driven by uses related to X-Ray contrast media and LCD. We expect to see new demand related to uses in the plastics industry in Asia, which will contribute to this overall market growth. Market supply remains stable.

Volumes for the six months ended June 30, 2015 increased 5.6% to 4,800 tons when compared to volumes reported for the six months ended June 30, 2014. While this volume growth was positive and is in line with our expectations, lower prices led to lower revenues in this business line.

Average prices for the business line fell approximately 28% during the first half of 2015 when compared to the first half of 2014. These price decreases led to an average price of around US$29/kg.

Gross profit for the Iodine and Derivatives segment accounted for approximately 15% of SQM’s consolidated gross margin for the six months ended June 30, 2015.

Lithium and Derivatives

Revenues for lithium and derivatives totaled US$100.4 million during the six months ended June 30, 2015, a decrease of 3.6% compared to US$104.1 million recorded for the six months ended June 30, 2014.

Revenues for lithium and derivatives were similar during the second quarter of 2015 compared to the second quarter of 2014. Total revenues amounted to US$51.8 million during the second quarter of 2015, compared to US$52.0 million in the second quarter of 2014.

Lithium and Derivatives Sales Volumes and Revenues (six months ended June 30):

		2015	2014	2015/2014
Lithium and Derivatives	Th. MT	17.6	19.6	-2.1	-10%
Lithium and Derivatives Revenues	MUS$	100.4	104.1	-3.8	-4%

The lithium market continues to show robust demand growth, and we expect to see market growth of over 5% in 2015 when compared to 2014. Growth is being led by energy storage, and while batteries related to the electric car market remain a small percentage of the overall lithium carbonate market, we do see significant growth in this area. New supply that was expected to come on stream has been delayed, and it is anticipated that new supply in 2015 will be limited. This could create tightness in the market and lead to upward pressure on prices in coming quarters.

Lithium and derivatives volumes decreased 10.5% for the six months ended June 30, 2015 compared to June 30, 2014. We expect the second half of this year to show stronger volumes than the first half.

Prices for the first half of 2015 increased close to 8% when compared to the first half of 2014, reaching an average price of approximately US$5,700/ton. These higher prices helped to maintain relatively stable revenues despite the decrease in sales volumes.

Gross profit for the Lithium and Derivatives segment accounted for approximately 17% of SQM’s consolidated gross margin for the six months ended June 30, 2015.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the six months ended June 30, 2015 totaled US$220.4 million, a 26.4% decrease compared to the six months ended June 30, 2014, when revenues amounted to US$299.6 million.

Potassium chloride and potassium sulfate revenues decreased 10.3% in the second quarter of 2015, reaching US$132.5 million, compared to US$147.7 million for the second quarter of 2014.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues (six months ended June 30):

		2015	2014	2015/2014
Potassium Chloride and Potassium Sulfate	Th. MT	577.8	837.7	-259.8	-31%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	220.4	299.6	-79.2	-26%

Total potassium chloride market demand is expected to be lower in 2015 than total market demand reported in 2014. We will continue to assess global demand and its impact on market competition to see how it may impact pricing.

Sales volumes in this business line for the six months ended June 30, 2015 were significantly lower than sales volumes reported during the six months ended June 30, 2014. As anticipated, sales volumes during the second quarter of 2015 were higher than sales volumes seen during the first quarter. However, we still expect sales volumes for the full year to be lower compared to 2014.

Our average prices in this business line increased approximately 7% for the six months ended June 30, 2015 when compared to the same period in 2014. When comparing the second quarter 2015 to the first quarter 2015, prices were down approximately 7%.

Gross profit for potassium chloride and potassium sulfate accounted for approximately 27% of SQM’s consolidated gross margin for the six months ended June 30, 2015.

Industrial Chemicals

Industrial chemicals revenues for the six months ended June 30, 2015 reached US$52.5 million, 13.5% lower than US$60.6 million recorded for the six months ended June 30, 2014.

Revenues for the second quarter of 2015 totaled US$28.0 million, an increase of 5.2% compared to the revenue figures for second quarter of 2014 of US$26.6 million.

Industrial Chemicals Sales Volumes and Revenues (six months ended June 30):

		2015	2014	2015/2014
Industrial Nitrates	Th. MT	67.4	73.4	-5.9	-8%
Boric Acid	Th. MT	0.6	0.3	0.3	102%
Industrial Chemicals Revenues	MUS$	52.5	60.6	-8.2	-14%

We continue to see increased interest for solar salt(5) projects, and anticipate seeing increased volumes in this business line starting in the fourth quarter of 2015. Sales volumes for solar salts could reach over 75,000 MT for 2015.

Gross profit for the Industrial Chemicals segment accounted for approximately 6% of SQM’s consolidated gross margin for the six months ended June 30, 2015.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$24.1 million in the six months ended June 30, 2015, a decrease from US$29.2 million for the six months ended June 30, 2014.

Financial Information

Capital Expenditures

After several years of significant investment, we have reached the capacity levels that we set out to achieve. In the short term, SQM has plans to reduce its capital expenditure plan to less than amounts invested in recent years. Capex for 2015 is expected to reach approximately US$150 million, of which approximately 65% will be related to maintenance and 35% will be related to expansion and exploration.

Administrative Expenses

Administrative expenses totaled US$44.5 million (5.1% of revenues) for the six months ended June 30, 2015, compared to US$44.8 million (4.2% of revenues) recorded during the six months ended June 30, 2014.

Net Financial Expenses

Net financial expenses for the six months ended June 30, 2015 were US$29.0 million, compared to US$24.2 million recorded for the six months ended June 30, 2014.

Income Tax Expense

Income tax expense reached US$55.7 million for the six months ended June 30, 2015, representing an effective tax rate of 26.3%, compared to an income tax expense of US$57.7 million during the six months ended June 30, 2014. The Chilean corporate tax rate was 22.5% during the 2015 period and 21.0% during the 2014 period.

Other

The EBITDA margin was approximately 44% for the six months ended June 30, 2015. EBITDA margin for the six months ended June 30, 2014 was approximately 35%.

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	Gross margin corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding administrative expenses.
3)	EBITDA = gross profit - administrative expenses + depreciation and amortization. EBITDA margin = EBITDA/revenues.
4)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.
5)	Solar salts are a mix of 60% sodium nitrate and 40% potassium nitrate used for thermal energy storage.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien. 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

María José Velozo / maria.jose.velozo@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

Balance Sheet

(US$ Millions)	As of June 30,	As of Dec. 31,
	2015	2014

Total Current Assets	2,706.5	2,511.8
Cash and cash equivalents	472.9	354.6
Other current financial assets	728.7	670.6
Accounts receivable (1)	439.2	475.3
Inventory	970.7	919.6
Others	95.0	91.7

Total Non-current Assets	2,061.4	2,151.8
Other non-current financial assets	0.6	0.4
Investments in related companies	75.4	75.8
Property, plant and equipment	1.797.0	1.888.0
Other Non-current Assets	188.4	187.7

Total Assets	4,768.0	4,663.7

Total Current Liabilities	787.1	523.7
Short-term debt	419.1	213.2
Others	368.0	310.5

Total Long-Term Liabilities	1,606.8	1,840.3
Long-term debt	1,350.5	1,574.2
Others	256.3	266.0

Shareholders' Equity before Minority Interest	2,314.5	2,239.8

Minority Interest	59.6	59.9

Total Shareholders' Equity	2,374.1	2,299.7

Total Liabilities & Shareholders' Equity	4,768.0	4,663.7

Liquidity (2)	3.4	4.8

(1) Accounts receivable + accounts receivable from related companies

(2) Current assets / current liabilities

Income Statement
(US$ Millions)	For the 2nd quarter		For the six months ended June 30,
	2015	2014	2015	2014

Revenues	484.2	522.3	871.8	1,056.4

Specialty Plant Nutrition*	192.2	187.1	335.3	379.5
Iodine and Iodine Derivatives	65.6	92.1	139.2	183.3
Lithium and Lithium Derivatives	51.8	52.0	100.4	104.1
Industrial Chemicals	28.0	26.6	52.5	60.6
Potassium Chloride & Potassium Sulfate	132.5	147.7	220.4	299.6
Other Income	14.2	16.8	24.1	29.2

Cost of Goods Sold	(246.2)	(317.7)	(443.7)	(640.0)
Depreciation and Amortization	(73.5)	(59.3)	(132.8)	(116.2)

Gross Margin	164.6	145.3	295.2	300.2

Administrative Expenses	(23.4)	(23.5)	(44.5)	(44.8)
Financial Expenses	(18.0)	(15.1)	(35.0)	(30.9)
Financial Income	2.7	3.7	6.0	6.7
Exchange Difference	(12.9)	(2.6)	(3.2)	(4.3)
Other	(1.1)	(6.8)	(7.2)	(15.3)

Income Before Taxes	111.7	100.9	211.3	211.6

Income Tax	(27.9)	(28.8)	(55.7)	(57.7)

Net Income before minority interest	83.9	72.1	155.7	153.8

Minority Interest	(0.6)	(1.0)	(0.8)	(1.8)

Net Income	83.2	71.1	154.9	152.1
Net Income per Share (US$)	0.32	0.27	0.59	0.58

*Includes other specialty fertilizers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: August 25, 2015	/s/ Ricardo Ramos
By: Ricardo Ramos
CFO & Vice-President of Development

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